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                                                                     EXHIBIT 2.1

                                OPTION AGREEMENT

This Option Agreement is entered into this 3rd day of the month of October 2002, in Milan, by and between:

(1) IMPCO Technologies Inc., a company incorporated and existing under the laws of State of Delaware U.S.A. with registered offices at 16804, Gridley Place, Cerritos, Ca., U.S.A., represented by its director and attorney-in-fact, Mr. Terence K. Clapp (hereinafter referred to as "Impco"); and

(2) Mr. Mariano Costamagna, born in Narzole, on 15 March 1951, and domiciled at Cherasco, Via La Morra, 2, married, in a separation of assets regime;

(3) Mr. Pier Antonio Costamagna, born in Narzole, on 22 July 1952, and domiciled at Cherasco, Via La Morra, 2, married, in a separation of assets regime;

(4) Mrs. Bruna Giachino, born in Cherasco, on 4 November 1956, domiciled at Cherasco, Via La Morra, 2, married, in a separation of assets regime;

(5) Mrs. Carla Borgogno, born in La Morra, on 16 March 1957, domiciled at Cherasco, Via La Morra, 2, married in a separation of assets regime (Messrs. Mariano and Pier Antonio Costamagna, Bruna Giachino and Carla Borgogno are hereinafter jointly referred to as the "Sellers").

(Impco and Costamagna hereinafter individually referred to as one "Party", collectively referred to as the "Parties").

WHEREAS:

       The Sellers are the controlling shareholders of B.R.C. Societa a Responsabilita Limitata, with registered offices at Cherasco, via La Morra 1, registered with the Court of Alba under the no. 02811070040 (hereinafter referred to as the "Parent").

(B) The Parent, in turn, in addition to certain assets and liabilities belonging to the Sellers' family, holds a quota representing 100% of the issued and outstanding corporate capital of M.T.M. S.r.l., a limited liability company with registered offices at Cherasco, via La Morra 1, registered with the Court of Alba under the no. 00525960043 (hereinafter referred to as the "Company").

(C) Impco and the Sellers have entered into negotiations aimed at considering the possible acquisition by Impco of the Company and/or the integration of the Company's operations with the operations of Impco's international group of companies.

       Following several meetings and discussions, on 17 April 2002 Impco and the Company entered into a Confidentiality Agreement which included as an attachment a Term Sheet (all such documents are hereinafter referred to as the "Letter of Intent"), setting out reciprocal confidentiality undertakings of the Parties and the basic arrangements reached by the parties in relation to the envisaged transaction.

(E) In accordance with the terms of the Letter of Intent, from 22 April 2002 to 7 May 2002 Impco carried out a due diligence on the Parent's and the Company's legal and

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       accounting situation (the "Due Diligence"); from 13 May 2002 to 14 May
       2002 the Sellers carried out a due diligence on Impco's legal and accounting situation.

(F) On the basis of the Due Diligence findings Impco and the Sellers have agreed certain amendments to their basic arrangements which were reflected in an Amendment to the Letter of Intent signed on 21 June 2002 (the "Amendment" and, together with the Letter of Intent, the "Amended Letter of Intent").

(G) The Sellers have agreed to grant to Impco, which agreed to acquire, an option to enter into certain agreements providing for the purchase by Impco of a participation equal to 50% of the Parent, the granting of certain options between the Parties concerning the sale and purchase of the remaining 50% of the Parent's legal capital, and certain shareholders agreement in relation to the governance of the Parent and the Company, at terms agreed between the Parties.

NOW, THEREFORE, the Parties hereto have agreed as follows:

1.     DEFINITIONS

       Terms defined in the Contracts (as defined below) shall have the same meaning when used herein; in addition, the following terms, when used herein with capital letters, shall have the meanings respectively ascribed thereto in this Clause 1.

1.1 "Contracts" means the Sale and Purchase Agreement, the Shareholders Agreement, the Pledge Agreement and the Option Deed.

1.2 "Fiduciary Terms" means the general terms and conditions of the fiduciary mandate granted by the Sellers and Impco to the Fiduciary Company.

1.3 "Irrevocable Instructions" means the joint irrevocable instructions granted by the Sellers and Impco to the Fiduciary Company in the form attached hereto as Annex 1.3 to supplement the Fiduciary Terms.

1.4 "Lock-Up Agreement" means the agreement attached hereto as Annex 1.4 pursuant to which the Sellers have agreed to restrict their ability to dispose of the Lock-Up Impco Shares.

1.5 "Lock-Up Impco Shares" means 1,662,818 ordinary shares of Impco, being 72% of the Impco Shares.

1.6 "Option Period" means the 15-day period commencing on 1 January 2003 and ending on 15 January 2003.

1.7    "Option Price" has the meaning attributed thereto in Section 3.1.

1.8 "Pledge Agreement" means the Italian pledge agreement in the form attached hereto as Annex 1.8 pursuant to which on the Execution Date the Quota shall be pledged in favor of the Sellers to secure payment by Impco of the Deferred Portion of the Purchase Price.

1.9 "Sale and Purchase Agreement" means the sale and purchase agreement attached hereto as Annex 1.9.

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1.10   "Shareholders Agreement" means the shareholders agreement attached hereto as Annex 1.10.

1.11 "Fiduciary Company" means Cititrust S.p.A., a fiduciary company incorporated pursuant to Italian law, with registered offices at Foro Buonaparte 16, Milan.

2.     GRANTING OF OPTION

2.1 The Sellers hereby irrevocably grant to Impco, which hereby accepts, the right to enter into the Contracts, within the terms and pursuant to the conditions set out herein.

2.2 By way of implementation of the granting of the Option, simultaneously with the signing of this Option Agreement and with payment by Impco of the first tranche of the Option Price pursuant to Section 3.1.1 below, the Parties have executed or caused to be executed the following actions:

       2.2.1 The Sellers have registered the Quota in the name of the Fiduciary Company, pursuant to the Fiduciary Terms and the Irrevocable Instructions.

               The Sellers, Impco and the Fiduciary Company have signed and exchanged the Fiduciary Terms and the Irrevocable Instructions.

               The Sellers have signed the Contracts and have delivered them to the Fiduciary Company to be kept and disposed of in accordance with the Irrevocable Instructions.

       2.2.4 The Sellers have signed the Lock-Up Agreement and have delivered it to the Fiduciary Company.

3.     OPTION PRICE

3.1 In consideration for the granting of the option pursuant to Section 2.1 above, Impco hereby agrees to pay to the Sellers the amount of USD 11,500,000 (U.S. Dollars eleven million five hundred thousand) (the "Option Price") as follows:

               As to USD 1,500,000 (U.S. Dollars one million five hundred thousand) in cash by wire transfer to the Sellers' account no. 36840 with Monte dei Paschi di Siena, branch no. 100 at Via Mazzini 12, Turin, on the date of signing of this Option Agreement and simultaneously with implementation of the actions set out in Section 2.2 above (Step One) followed by:

       3.1.2 as to the balance of USD 10,000,000 (U.S. Dollars ten million) by delivering to the Fiduciary Company, for the account of the Sellers, the Impco Shares duly recorded in the name of the Sellers, on or before, and in any case no later than, 28 November 2002 (Step Two).

3.2 Pursuant to the Lock-Up Agreement the Sellers have agreed to abide by certain restrictions to their ability to dispose of the Lock-Up Impco Shares. The Parties hereby agree and acknowledge that the Sellers may freely dispose of the portion of the Impco Shares in excess of the Lock-Up Impco Shares.

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3.3    This Option Agreement shall automatically terminate in case Impco fails to effect payment of the second tranche of the Option Price as provided in Section 3.1.2. In such case:

       3.3.1 the Sellers shall have the right to retain the first tranche of the Option Price referred to in Section 3.1.1;

       3.3.2 Impco shall pay to the Sellers the amount of USD 2,800,000 (US Dollars two million eight hundred thousand) as finally liquidated damages;

       3.3.3 neither Party shall have any further claim hereunder towards the other.

3.4 For the sake of clarity in case this Option Agreement is terminated in accordance with Section 3.3 above, Impco shall not be under any further obligation to effect payment of the second tranche of the Option Price, nor shall the Sellers have any claim in relation to such second tranche or for damages or for any other reason whatsoever other than as provided for in Section 3.3.2 above.

3.5 In the event that this option granted hereunder is exercised by Impco pursuant to Section 4 below, the Option Price shall be deemed to constitute payment on account of the Purchase Price and shall be deducted from the amount payable by Impco to the Sellers on the Execution Date pursuant to the Sale and Purchase Agreement.

3.6 The Parties hereby acknowledge that the number of Impco Shares to be part of the Option Price pursuant to Section 3.1.2 above has been mutually agreed and determined, such determination being final and conclusive in any respect.

3.7 The Impco Shares to be part of the Option Price shall be delivered to the Fiduciary Company, in accordance with Section 3.1.2 above, fully paid in, free from any Encumbrance and fully entitled to all rights pertaining to Impco's ordinary shares pursuant to the applicable law and Impco's articles of association, including, without limitation, the voting rights, the right to collect dividends and the preemption rights on any issue of new capital by Impco.

4.     EXERCISE OF THE OPTION

4.1 The option granted by the Sellers hereunder may have exercised by Impco by delivering to the Sellers and the Fiduciary Company, a notice of exercise at any time during the Option Period.

4.2 Upon receipt of the notice of exercise Impco and the Sellers shall agree on the Execution Date, which, save as otherwise agreed between the Parties, will not be a date later than 31 January 2003, and Impco shall communicate in writing to the Fiduciary Company the date so agreed upon.

4.3    On the Execution Date the Parties shall perform the activities set out in
       Section 5.2 of the Sale and Purchase Agreement and upon completion thereof the Fiduciary Company shall record as beneficiary holder of the Quota Impco in place of the Sellers.

4.4 In the event that the Sellers refuse to cooperate in the performance of the actions set out in Section 5.2 of the Sale and Purchase Agreement, the Fiduciary Company shall, in

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       accordance with the Irrevocable Instructions, deliver to Impco the
       Contracts signed by the Sellers and shall record Impco as beneficiary holder of the Quota upon receipt of: (i) a copy of each of the Contracts duly signed by Impco; and (ii) the balance of the portion of the Purchase Price to be paid by Impco on the Execution Date.

5.     FIDUCIARY COMPANY

5.1 Any liability of the Parties towards the Fiduciary Company, including, without limitation, fees and expenses due to the Fiduciary Company for its services under the Fiduciary Terms and the Irrevocable Instructions as well as any indemnification due to the Fiduciary Company thereunder or by operation of law, shall be sustained by the Sellers and Impco in equal shares, except in the event that the any such liability is the consequence of a breach by any of the Parties of its obligations hereunder or under the Fiduciary Terms and the Irrevocable Instructions or under any of the Contracts, in which case the Party in breach shall be solely liable for the payment of such liability.

6.     APPOINTMENTS

6.1 As soon as reasonably practicable after the date of execution of this Option Agreement, Impco shall cause that appropriate corporate action is taken in accordance with California laws and Impco's articles of association to ensure that: (i) Mr. Mariano Costamagna is appointed as member of Impco's board of directors; and (ii) Mr. Danilo Ceratto and Mr. Marco Selmandi are appointed as members of Impco's executive committee. Impco shall use its best efforts to cause that Mr. Mariano Costamagna is appointed as Chairman of the nomination committee of Impco's board of directors.

7.     INTERIM MANAGEMENT

7.1 During the period between 3rd October 2002 and the Execution Date, the Sellers shall conduct the businesses of the Parent, the Company and the Subsidiaries within the ordinary course of business only and in accordance with past practices, save as otherwise agreed in writing by Impco in advance.

8.     NOTICES

8.1 Any communication or notice in relation to this Agreement shall be effected in writing and in English language and delivered by registered letter with receipt by return mail and, if necessary, sent by telegram or fax in advance, and shall take effect from the date in which the registered letter is sent.

8.2 The aforesaid communications or notices shall have to be sent to the following addresses:

               If to Impco:

               IMPCO Technologies Inc., 16804, Gridley Place, Cerritos, Ca., U.S.A., Fax no. [*], attn. [*], with copy to Studio Grimaldi e Associati, via del Lauro 9 20121 Milano, Italy, attn. Roberto Cappelli, fax no. +390233355200;

               If to the Sellers collectively:

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               Mariano Costamagna, c/o Studio Tibaldi Girando, via S. Margherita
               8 Alba (CN) (Italy), fax no. +390173362307, with copy to Avv. Marco Di Toro, C.so Stati Uniti 62 10128 Torino (Italy), fax no. +39011530159.

       It is understood that any communication sent to the above addresses shall be considered as received when effectively delivered to the relevant Party. Any change of address shall only be valid if communicated in writing to the other Party.

9.     GOVERNING LAW AND JURISDICTION

9.1 This Option Agreement and all ancillary agreements shall be governed by and interpreted in accordance with the laws of the Republic of Italy.

9.2 Any dispute in relation to the validity, interpretation, execution or performance of this Option Agreement or any ancillary agreement shall be submitted to arbitration under the rules of the Amsterdam Chamber of Commerce by three arbitrators, fluent in Italian and in English, one of whom will be appointed by Impco, one by the Sellers and the third, who will act as Chairman, by the first two arbitrators or, in the event of their failure to reach an agreement within thirty days of their appointment, in accordance with the arbitration rules of the Amsterdam Chamber of Commerce. The seat of arbitration shall be Amsterdam.

IN WITNESS WHEREOF, the Parties have executed this Option Agreement in the place and as of the date first above written.

Impco Technologies Inc.                      Mariano Costamagna

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                                             Pier Antonio Costamagna

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                                             Bruna Giachino

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                                             Carla Borgogno

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